

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 11, 2009

Room 4631

James R. Giertz
Senior Vice President, Chief Financial Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

   Re: H.B. Fuller Company
     Form 10-K for Fiscal Year Ended November 29, 2008
     Definitive Proxy Statement on Form 14A filed March 2, 2009
     File No. 001-09225

Dear Mr.Giertz:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended November 29, 2008

Item 1. Business, page 3

1. In future filings, please expand your discussion of the principal markets for and methods of distribution of each segment's principal products and services. See Item 101(c)(i) of Regulation S-K.

Item 1A. Risk Factors, page 5

2.   In future filings, please revise this section of your filing to set forth each risk factor under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K.

Item 3. Legal Proceedings, page 8

3.   With a view toward future disclosure, please provide us with the number of asbestos claims pending against you as of the end of your last fiscal year. If these claims are concentrated in one or a few courts (e.g., the New York Supreme Court for New York County in the State of New York), please identify those courts. In addition, please quantify the relief sought in these claims. If this information is not available, please tell us how many claimants do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc. Finally, please tell us whether you believe it would be feasible to provide historical aggregated tabular disclosure about your asbestos litigation in the same or a similar manner to which you have provided historical aggregated tabular disclosure about your EIFS litigation. Please refer to Item 103 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16
Critical Accounting Policies and Significant Estimates, page 18
Pension and Other Postretirement Plan Assumptions, page 19

4.   You have maintained the same expected return on plan assets for the two fiscal years ended 2008. On page 19 you state the expected rate of return is a long term assumption based on "historic return trends of the asset portfolio combined with recent market conditions." In future filings, revise to provide a more detailed discussion of your expected rate of return and to discuss the specific consideration you gave to the current economic market environment and the impact it has had and may have on your assumptions used to estimate the net periodic benefit cost. Your disclosures should also address the potential impact to your defined pension plans' funded status and additional funding obligations you may have.

Recoverability of Long-Lived Assets, page 20

5.   You disclose on page 17 that in business components such as specialty construction and insulating glass, revenues tend to move with housing starts or other construction activity. Both specialty construction and insulating glass had 15% decreases in revenue during 2008, which contributed to the impairment charge taken on goodwill in the specialty

construction unit. We further note your disclosure on page 29 which discusses the impact the US housing slowdown has had on your customers. Considering the significant decreases in these reporting units, the most recent goodwill impairment charge and the overall impact of the global economic crisis, tell us what consideration was given to performing an impairment analysis of your long lived assets under paragraph 8 of SFAS 144, specifically addressing the significant customer relationship intangible recorded at November 29, 2008.

Results of Operations: 2008 Compared to 2007 and 2006, page 22

6.   We note that during 2008, cost of sales were significantly impacted by double digit growth in raw material prices. We further note that during the six months ending May 30, 2009, cost of sales significantly decreased as a result of a decrease in raw material prices. Your inventory policy on page 52 should discuss the impact certain commodity prices and changes in these prices, such as prices for resins and polymers as well as fuel costs, have had on your inventory balance. We note during 2008, your LIFO adjustment increased 22% and your inventory balance was impacted by inventory liquidations but then decreased 8% during the first two quarters of 2009. Additionally, we note in your Form 10-Q for the quarter ended May 30, 2009 that you had a "global focus on reducing inventories in response to changes in the business environment." Please tell us and disclose in future filings, any initiatives you have implemented to reduce inventory, the impact it has had or will have on operations and liquidity and the extent current market conditions may result in further adjustments to your inventory value.

Financial Condition, Liquidity and Capital Resources, page 33
Lines of Credit, page 35

7.   Considering the recent downturn in the economy and tightening of the credit markets, please revise future filings to disclose the specific covenants included in your revolving line of credit agreements compared to the actual ratios. Your disclosures should include actual ratios/amounts for each period and the required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003

Forward-Looking Statements and Risk Factors, page 40

8.   In the last paragraph on page 41, you state that you may not have disclosed all risk factors in Item 1A of the Form 10-K. Please be advised that you must disclose all risks you believe are material at this time and may not qualify your disclosure in this manner. In future filings, please delete this and any other similar qualifications or limitations.

Consolidated Statements of Stockholders' Equity, page 47

9.   We note your line item "2-for-1 stock split" in your 2006 statement of stockholders' equity. Please tell us how this presentation is appropriate and complies with SAB Topic 4:C.

Item 15. Exhibits and Financial Statement Schedules, page 92

10.   We note that you have omitted the schedules and exhibits to Exhibit 10.16 and Exhibit 10.19 which you incorporate by reference to the Form 8-K filed December 19, 2005 and Form 8-K filed June 23, 2006. Please file a complete copy of both the credit agreement and the loan agreement, including all of the schedules and exhibits to these agreements, with your next Exchange Act report.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 24

Compensation Discussion and Analysis, page 24

Annual Short-Term Incentive Program, page 27

11.   We note that you did not achieve your net operating income target for fiscal 2008. We further note that the compensation committee decided to pay discretionary short-term cash bonuses to the named executive officers in light of the factors identified on page 29. With a view toward future disclosure, please provide us with a materially complete analysis of how the committee reconciled its decision to pay these short-term cash bonuses with the committee's stated pay-for-performance philosophy.

Summary Compensation Table, page 38

12.   We note that you provide compensation data only for the last two fiscal years. Please tell
        us why you provided two years worth of data rather than three years worth of data. In
        this regard, we note your footnote disclosure concerning Messrs. Giertz and Owens. In
        future filings, please provide information concerning the compensation of the named
        executive officers for each of the last <u>three</u> completed fiscal years. See Item 402(c)(1) of
        Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after reviewing
your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
        Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

James R. Giertz
H.B. Fuller Company
September 11, 2009
Page 6

       You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Chambre Malone, at (202) 551- 3262 or Dieter King at (202) 551-3338.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief